UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Mercury Air Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

589354406

(Cusip Number)

William L. Walton
Allied Capital Corporation
1919 Pennsylvania Avenue, N.W.
Washington, DC 20006
(202) 331-1112

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 30, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 589354406			Page 2 of 5

1.	Name of Reporting Person: Allied Capital Corporation		I.R.S. Identification Nos. of above persons (entities only): 52-1081052

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions):

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Maryland

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 589354406	Page 3 of 5

Introduction

     This Amendment No. 2 relates to the Schedule 13D originally filed by Allied Capital Corporation (“Allied Capital”) with the Securities and Exchange Commission on December 9, 2003, as amended by Amendment No. 1 to such Schedule 13D (such Schedule 13D as amended being referred to herein as the “Schedule 13D”). This Amendment No. 2 amends the Schedule 13D to reflect the fact that Allied Capital sold 226,407 shares of common stock of Mercury Air Group, Inc. (“Mercury Air”) for $3.10 per share in a private sale to CK Partners, an entity affiliated with Joseph Czyzyk, the Chief Executive Officer of Mercury Air, and Frederick H. Kopko, Jr., a director of Mercury Air, on November 30, 2004.

Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby replaced in its entirety as follows:

     Allied Capital sold 226,407 shares of common stock of Mercury Air in the ordinary course of its business of seeking to achieve its investment objectives and in accordance with its investment policies and restrictions.

CUSIP No. 589354406	Page 4 of 5

     Other than as described above, Allied Capital has no plans or proposals which would result in any action described in (a) through (j) of this Item 4.

Item 5. Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D is hereby replaced in its entirety as follows:

(a)	Allied Capital beneficially owns no shares of Mercury Air’s common stock.

(b)	Not applicable.

(c)	See Item 5(e) below.

(d)	Not applicable.

(e)	On November 30, 2004, Allied Capital sold 226,407 shares of common stock of Mercury Air for $3.10 per share in a private sale to CK Partners, an entity affiliated with Joseph Czyzyk, the Chief Executive Officer of Mercury Air, and Frederick H. Kopko, Jr., a director of Mercury Air. As a result, Allied Capital ceased to be the beneficial owner of more than 5% of Mercury Air’s common stock on such date.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Item 6 of the Schedule 13D is hereby amended in its entirety as follows:

     None.

CUSIP No. 589354406	Page 5 of 5

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 8, 2004

ALLIED CAPITAL CORPORATION

By:	/s/ Suzanne V. Sparrow

Name: Suzanne V. Sparrow
Title: Executive Vice President and Secretary